BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Preliminary Synthetic Voting Map

Ordinary and extraodinary General MEETING

Meeting to be held on April 27, 2020

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction #481 of December 17, 2009, hereby informs its shareholders and the general market that it received, on this date, the voting map related to the Ordinary and Extraordinary General Meeting to be held on April 27, 2020 ("General Meeting") sent by the financial institution that provides to the Company bookkeeping services. Such map, hereby attached, consolidates the remote votes cast by means of custody agents and those which were sent directly to the bookkeeping agent.

São Paulo, April 23, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

OGM - Ordinary General Meeting

Preliminary Synthetic Voting Map - Bookkeeping Agent

Description of Resolution	Asset	Approve	%	Reject	%	Abstain	%
1. To approve the management's accounts and financial statements of the Company related to the fiscal year ended on December 31, 2019, including the absorption of the profit of such year by the balance of accumulated losses:	ON	215,787,888	99.51%	250,000	0.12%	821,920	0.38%
2. To set the number of members at 10 (ten) to compose the Company's Board of Directors	ON	216,812,808	99.98%	0	-	47,000	0.02%
3. Wish to request the adoption of the multiple vote process for the election of the board of directors, pursuant to art. 141 of Law No. 6.404/1976.	ON	971,294	0.45%	84,425,266	38.93%	131,463,248	60.62%
4. Appointment of all names that compose the plate (The votes computed in this field will be disregarded in case the shareholder bearer of voting shares also fill out the fields regarding the separate election of member of the board of directors and the separate election referred to in such fields occur). - Chapa Única	ON	201,100,088	92.73%	7,861,352	3.63%	7,898,368	3.64%
5. In case one of the candidates that make up the chosen plate fails to join it, can the votes corresponding to his/her shares continue to be cast on the chosen plate?	ON	76,786,852	35.41%	139,775,956	64.45%	297,000	0.14%
6. Should the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages by the members of the plate you chose? (The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the members of the chosen plate up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage will not be allocated to any candidate, being disregarded in the multiple voting procedure, in which case the shareholder may not vote with all his shares).	ON	2,908,669	1.34%	77,269,352	35.63%	136,681,787	63.03%
7. If the shareholder answered "no" in relation to the previous question, what percentage should be attributed to each candidate who is a member of the plate?							
Augusto Marques da Cruz Filho (Efetivo)	VOTES	389,891	-	0	-	0	-
Dan Ioschpe (Efetivo)	VOTES	290,866	-	0	-	0	-
Flavia Buarque de Almeida (Efetivo)	VOTES	389,891	-	0	-	0	-
Flavia Maria Bittencourt (Efetivo)	VOTES	389,891	-	0	-	0	-
José Luiz Osório (Efetivo)	VOTES	389,891	-	0	-	0	-
Luiz Fernando Furlan (Efetivo)	VOTES	389,891	-	0	-	0	-
Pedro Pullen Parente (Efetivo)	VOTES	290,866	-	0	-	0	-
Ivandré Motiel da Silva (Efetivo)	VOTES	76,867,043	-	0	-	0	-
Roberto Rodrigues (Efetivo)	VOTES	389,891	-	0	-	0	-
Marcelo F. Bacci (Efetivo)	VOTES	389,891	-	0	-	0	-